MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
____	KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

March 24, 2010

Via Email

Mark Shannon, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Avalon Oil & Gas, Inc.
Form 10-K for the Fiscal Year Ended
March 31, 2009
File No. 1-12850
Filed July 14, 2009

Dear Mr. Shannon:

On behalf of our client, Avalon Oil & Gas, Inc. (the “Company”), I am enclosing the Company’s responses and proposed changes in response to your comment letter dated February 17, 2010 with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2009.

This letter shall address each of the comments in your correspondence point by point.

Form 10-K for the Fiscal Year Ended March 31, 2009

Description of Business, page 3

1.
We note your claim of “recoverable reserves” and “potential reserves” on page 4, and elsewhere in your document.  Note that Instruction 5 to Item 102 of Regulation S-K generally prohibits disclosure of unproved reserve volumes in documents filed with the commission.  Please delete these and any other disclosure of unproved hydrocarbon volume estimates in your document.

We will file an amended Form 10-K for the fiscal year ended March 31, 2009 with the disclosures revised to delete any references to unproved hydrocarbon reserves.

Controls and Procedures, page 11

2.	We note you have not included Management’s Annual Report on Internal Control over Financial Reporting as required by Item 308T(a) of Regulation S-K. Please revise your disclosure accordingly.

Please see below for our proposed revised disclosure with respect to Item 9A, Controls and Procedures

In the Company’s Form 10-K for the fiscal year ended on March 31, 2009, our principal executive and financial officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)), concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

After we filed our Form 10-K for the fiscal year ended March 31, 2009, we were notified by the SEC that the statement which we filed with respect to our evaluation of our disclosure controls and procedures was not in compliance with SEC regulations for reasons which include, but are not limited to, our failure to provide our Management’s Annual Report on Internal Control over Financial Reporting (the “Report”). Due to this omission, our principal executive and financial officer determined that the Company’s Form 10-K for the fiscal year ended March 31, 2009 was not in compliance with SEC regulations and concluded that, as of March 31, 2009, its disclosure controls and procedures were ineffective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate to allow timely decisions regarding required disclosure and (ii) is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Accordingly, in order to correct these omissions, we have filed this Form 10-K/A, which includes the Report and a reference to the framework utilized in management’s evaluation.

There have been no changes in our internal controls or in other factors that could materially affect, or were reasonably likely to materially affect these controls during or subsequent to the year ended March 31, 2009.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance with respect to the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures which:

· Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

· Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

· Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 based upon the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon this assessment, no material weaknesses were discovered. However, in view of the fact that this Management’s Annual Report on Internal Control Over Financial Reporting and a reference to the COSO framework were not included in our Form 10-K, our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2009.

The Company has corrected this omission by filing this Form 10-K/A. With respect to its future filings, the Company plans to create an internal checklist of reporting requirements into order to avoid omissions.

This Annual Report does not include an attestation report of our registered public accounting firm with respect to internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission which permit us to provide only our management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting identified during our fiscal quarter ended March 31, 2009, which have materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Note 1 – Summary of Significant Accounting Policies, page F-7

Oil and Natural Gas Properties, page F-8

3.
We note your disclosure stating that under the full cost method all acquisition, exploration, and development costs are capitalized.  Please reconcile this statement with your statement in the third paragraph under this heading that acquisition costs are expensed as incurred.  This issue also applies to your interim report for the fiscal quarter ended September 30, 2009.

We will amend our disclosure by eliminating the statement that acquisition costs are expensed as incurred. We will also amend our disclosure in Note 1 regarding Oil and Natural Gas Properties as follows:

The Company follows the full cost method of accounting for natural gas and oil properties prescribed by the Securities and Exchange Commission ("SEC").  Under the full cost method, all acquisition, exploration, and development costs are capitalized. The Company capitalizes all internal costs, including: salaries and related fringe benefits of employees directly engaged in the acquisition, exploration and development of natural gas and oil properties, as well as other identifiable general and administrative costs associated with such activities.  During the year ended March 31, 2009, no acquisition costs were capitalized as such costs were immaterial.

Note 6 – Oil and Gas Property Activity, page F-12

4.
We note from your disclosure that during your fiscal year ended March 31, 2009, you acquired working interest in various wells from Bedford Energy.  As the acquisition appears to be significant, please tell us what consideration you gave to providing financial statements for the acquired business pursuant to Rule 3-05 of Regulation S-X.  Please note that for financial reporting purposes, the Staff considers the acquisition of a working interest in an oil and gas property to be a business.

During the fiscal year ended March 31, 2009, the Company purchased assets from Bedford Energy. These consisted of four general types of assets:  (A) A salt-water disposal well; (B) non-producing properties; (C) production facilities (tank battery); and (D) a 50% interest in 640 undeveloped acres adjacent to the wellbores. When we acquired the Bedford Energy assets in December 2008, none of the five (5) wells were in producing status.  They were all shut-in. The total amount of consideration we paid for these assets was $2,000,000.  When we recorded this transaction, we charged the entire amount of $2,000,000 to the category of producing properties in error. In April 2010, we completed the work-over of two (2) of the five (5) wellbores acquired from Bedford Energy, and they became producing wells.  The remaining three wellbores are currently not in a producing status.

We will file an amendment to our Form 10-K for the year ended March 31, 2009, and properly allocate the $2,000,000 acquisition cost among the four categories of assets.

Because none of the properties we acquired in the Bedford Acquisition were producing wells, we did not consider this to be the acquisition of a business.

Note 14 – SFAS 69 Supplemental Disclosure (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page F-23

5.
We note from the table on the bottom of page F-23 that your net proved oil and gas properties balance as of March 31, 2009 exceeds your SFAS 69 standardized measure of discounted future net revenue calculation by $1,883,927. Please tell us the reasons why this is the case, and tell us why you believe an impairment of your oil and gas properties as of March 31, 2009 is not necessary

We will amend our disclosure made with regard to our Note 14 – SFAS Supplemental Disclosures (Unaudited).  This amendment will include changes made with regard to the allocation of the purchase price of the Bedford Energy Assets (see comment 4 above).  We are in the process of reviewing our oil and gas properties as of March 31, 2009 but we have not yet made a determination as to how much the potential impairment should be.

Exhibit 31.1

6.
We note your officer’s certification does not comply with the current format required by Item 601(b)(31) of Regulation S-K.  Please provide the correctly worded certification in an amendment to your filing.  This issue also applies to your interim report for the fiscal quarter ended September 30, 2009.

Please note that our officer’s certification with respect to our interim report for the fiscal quarter ended December 31, 2009 was revised and reflected the proper form.  We shall include the officer’s certifications in the form attached hereto as Exhibits “A” and “B” for the amendments to our March 31, 2009 and September 30, 2009 filings.

Please advise if these responses and proposed revisions to the Company’s Form 10-K are acceptable to the SEC.

If there are any additional requests or comments, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

 By:/s/ Alan P. Fraade
Alan P. Fraade

Exhibit “A”

Exhibit 31.1
CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kent Rodriguez, certify that:

1.	I have reviewed this annual report on Form 10-K of Avalon Oil & Gas, Inc. (the “Registrant”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a- 15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over  financial reporting, to the Registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date:  _________________, 2010
By: /s/ Kent Rodriguez
Name: Kent Rodriguez
Title:   Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer

Exhibit “B”

Exhibit 99.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Avalon Oil & Gas, Inc., (the "Company") on Form 10-K for the period ending March 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kent Rodriquez, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Kent Rodriguez
Name: Kent Rodriguez
Title:   Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer

Dated:  ________________, 2010